January 12, 2021
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Margaret Schwartz

Re:        Immunovant, Inc.
            Registration Statement on Form S-3
            File No. 333-251865
Acceleration Request
            Requested Date:           January 14, 2021
Requested Time:          5:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-251865) (the “Registration Statement”) to become effective on January 14, 2021, at 5:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Milson Yu at (650) 843-5296.

[Signature page follows]

Very truly yours,

Immunovant, Inc.

By:	/s/ Pamela Yanchik Connealy
Pamela Yanchik Connealy
Chief Financial Officer

cc:	Peter Salzmann, Immunovant, Inc.
John McKenna, Cooley LLP
Milson Yu, Cooley LLP